Exhibit 99.1

Canadian Solar Reports Fourth Quarter and Full Year 2018 Results

Guelph, Ontario, March 21, 2019 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the fourth quarter and full year ended December 31, 2018. The Company also announced the appointment of Arthur (Lap Tat) Wong as an independent director of the Company, effective March 8, 2019, which increased the size of the Board of Directors from five to six directors.

Fourth Quarter 2018 and Related Highlights

•                  Total solar module shipments were 1,951 MW, compared to 1,590 MW in the third quarter of 2018 and the revised fourth quarter guidance of 1.9 GW to 1.95 GW.

•                  Net revenue was $901.0 million, compared to $768.0 million in the third quarter of 2018 and the revised fourth quarter 2018 guidance of $850 million to $900 million.

•                  Gross margin was 30.1%, including the benefit of a U.S countervailing duty (CVD) reversal of $16.1 million, compared to 26.1% in the third quarter of 2018, and the revised fourth quarter guidance of 27.0% to 28.0%. Excluding the CVD reversal benefits, gross margin was 28.3%, compared to 25.0% in the third quarter of 2018.

•                  Net income attributable to Canadian Solar was $111.6 million, or $1.81 per diluted share, compared to net income of $66.5 million, or $1.09 per diluted share, in the third quarter of 2018.

•                  Non-GAAP adjusted net income attributable to Canadian Solar was $99.5 million, or $1.61 per diluted share. This excludes the CVD reversal of $16.1 million, net of income tax effect. For a reconciliation of results under generally accepted accounting principles in the United States (“GAAP”) to non-GAAP results, see accompanying tables “Reconciliation of U.S. GAAP to Non-GAAP Financial Measures”

•                  During the quarter, the Company completed sales of the Garland and Tranquillity solar power plants totaling 260 MWp and the 210 MWp Mustang 2 solar power project (at pre-NTP stage) in the U.S., 247 MWp of solar power plants in China and its 20% interest in the 399 MWp Pirapora portfolio in Brazil.

•                  As of February 28, 2019, the Company’s portfolio of utility-scale solar power plants in operation was approximately 986 MWp with an estimated total resale value of approximately $1.2 billion. Only the value of the class B shares which the Company holds in its tax equity solar power plant in the U.S. is included in this resale value.

Full Year 2018 Results

•                  Total solar module shipments were 6,615 MW, compared to 6,828 MW in 2017 and the revised full year guidance in the range of 6.56 GW to 6.61 GW.

•                  Net revenue was $3.74 billion, compared to $3.39 billion in 2017 and the revised full year guidance in the range of $3.69 billion to $3.74 billion.

•                  Net income attributable to Canadian Solar was $237.1 million, or $3.88 per diluted share, compared to $99.6 million, or $1.69 per diluted share in 2017.

•                  Non-GAAP adjusted net income attributable to Canadian Solar was $199.4 million, or $3.28 per diluted share. (This excludes the benefit of a U.S. AD/CVD reversal of $50.2 million, net of income tax effect.)

•                  Net cash provided by operating activities was approximately $216.3 million, compared to $203.9 million in 2017.

Fourth Quarter 2018 Results

Net revenue in the fourth quarter of 2018 was $901.0 million, an increase of 17.3% from $768.0 million in the third quarter of 2018, as the Company benefited from the successful monetization of solar power projects and increased solar module shipments. Net revenue in the fourth quarter of 2018 declined 18.7% from $1.11 billion in the fourth quarter of 2017, due to a lower average module selling price and reduction in project revenue. The revised fourth quarter 2018 guidance was $850 million to $900 million.

Total solar module shipments in the fourth quarter of 2018 were 1,951 MW, compared to 1,590 MW in the third quarter of 2018 and the revised fourth quarter of 2018 guidance of 1,900 MW to 1,950 MW. Total solar module shipments in the fourth quarter of 2018 included 169 MW shipped to the Company’s utility-scale solar projects. Solar module shipments recognized in revenue in the fourth quarter of 2018 totaled 2,076 MW, compared to 1,521 MW in the third quarter of 2018 and 1,983 MW in the fourth quarter of 2017.

Gross profit in the fourth quarter of 2018 was $271.3 million, compared to $200.4 million in the third quarter of 2018 and $218.6 million in the fourth quarter of 2017. Gross margin in the fourth quarter of 2018 was 30.1%, compared to 26.1% in the third quarter of 2018 and 19.7% in the fourth quarter of 2017. The fourth quarter gross margin included the benefit of a CVD reversal of $16.1 million. Excluding the CVD reversal benefits, gross margin would be 28.3%, compared to 25.0% in the third quarter of 2018. The revised fourth quarter guidance was 27.0% to 28.0%. The sequential increase in gross margin was primarily due to the realization of deferred module profits after project sales and a lower blended module manufacturing cost, partially offset by a lower average module selling price. The year-over-year increase in gross margin was primarily due to the benefit of the CVD reversal and a lower blended module manufacturing cost, partially offset by a lower average module selling price. Gross margin for the Company’s MSS business in the fourth quarter 2018 was 31.7%, or 28.8% excluding the CVD reversal benefit. This compares to a gross margin of 25.1% in the third quarter 2018, or 23.4% excluding the CVD reversal benefit in that quarter, and 15.4% in the fourth quarter of 2017. Gross margin for the Company’s Energy business for the fourth quarter of 2018 was 27.5%, compared to 28.2% in the third quarter of 2018 and 27.9% in the fourth quarter of 2017.

The Company has been operating in two principal businesses since 2016: MSS and Energy. The MSS business comprises primarily the design, development, manufacture and sale of solar modules, other solar power products and solar system kits. The MSS business also provides engineering, procurement and construction (EPC) and operating and maintenance (O&M) services. The Energy business comprises primarily the development and sale of solar projects, operating solar power projects and the sale of electricity. The module sales from the Company’s MSS business to its Energy business are on terms and conditions similar to sales to third parties.

The Company develops solar power projects worldwide. Where applicable, the Company may apply for and/or be entitled to receive a feed-in tariff (FIT) for its projects. Alternatively, the Company may participate in public or private energy auctions and bidding, which results in long-term power purchase agreements (PPA). The Company may also sell all or part of the electricity generated from its solar power projects on the merchant power market. Because of the longer lead time (two to four years) to develop solar power projects and bring them to a commercial operation date (COD), the actual gross margin for a project may deviate from the expected gross margin. The deviation may be caused by, but are not limited to, changes in the political and economic conditions in host countries, project specific conditions, price movements of solar modules and other components, EPC services and the capital return requirements of solar asset buyers. In recent years, the Company has sold some solar power projects before COD. We typically refer these sales as “notice to proceed” or NTP sales. Revenue will be lower, while gross margin percentage will be higher, in NTP sales compared to COD sales, even if the absolute margin is the same. Results from the Company’s Energy business may be lumpy from quarter to quarter, depending on project NTP or COD dates, project sale transaction dates and the profit level of each project.

The following table summarizes the Company’s revenues, gross profit and income from operations generated from each business for the periods indicated:

	Three Months Ended December 31, 2018 (in Thousands of US Dollars)
	MSS	Energy	Elimination	Total
Net revenues	629,716	336,214	(64,889)	901,041
Cost of revenues	472,229	243,923	(86,420)	629,732
Gross profit	157,487	92,291	21,531	271,309
Income from operations*	52,829	62,204	21,531	136,564

	Twelve Months Ended December 31, 2018 (in Thousands of US Dollars)
	MSS	Energy	Elimination	Total
Net revenues	2,413,889	1,575,594	(244,971)	3,744,512
Cost of revenues	1,923,131	1,302,779	(256,480)	2,969,430
Gross profit	490,758	272,815	11,509	775,082
Income from operations*	141,609	211,539	11,509	364,657

The management added a new line of “Income from operations” compared to the previous quarter release in order to better disclose the earning power of the two business groups. This line is, however, an estimate based on the Company’s management accounts as some services are shared by two groups.

The following table provides a further breakdown of the Company’s revenues generated from different products or services:

	Three Months Ended December 31, 2018	Twelve Months Ended December 31, 2018
	(in Thousands of US Dollars)
MSS:
Solar modules and other solar power products	498,538	1,930,701
Solar system kits	24,420	93,253
EPC and development services	21,139	62,408
O&M services	3,296	10,767
Other	17,434	71,789
Energy:
Solar power projects	326,469	1,542,906
Electricity	1,615	8,735
Other	8,130	23,953
Total net revenues	901,041	3,744,512

Total operating expenses in the fourth quarter of 2018 were $134.7 million, compared to $104.5 million in the third quarter of 2018 and $88.4 million in the fourth quarter of 2017. The sequential and year-over-year increases were primarily due to a $26.8 million impairment charge related to certain manufacturing assets, and a $6 million increase in transaction fees associated with project sales.

Selling expenses in the fourth quarter of 2018 were $44.4 million, compared to $38.4 million in the third quarter of 2018 and $39.9 million in the fourth quarter of 2017. The sequential increase was primarily due to an increase in project transaction fees and shipping and handling expenses. The year-over-year increase was primarily due to higher project transaction fees and increased professional services expenses and labor costs, partially offset by a decrease in shipping and handling costs.

General and administrative expenses in the fourth quarter of 2018 were $81.3 million, compared to $58.9 million in the third quarter of 2018 and $69.7 million in the fourth quarter of 2017. The sequential and year-over-year increases were primarily due to the above-mentioned asset impairment charge and increased professional service expenses, partially offset by a decrease in the provision for bad debt.

Research and development expenses in the fourth quarter of 2018 were $15.4 million, compared to $10.1 million in the third quarter of 2018 and $8.6 million in the fourth quarter of 2017, as the Company further moved to strengthen its leadership position by investing in and commercializing solar technology enhancements, advancements and efficiencies.

Other operating income in the fourth quarter of 2018 was $6.4 million, compared to $2.9 million in the third quarter of 2018 and $29.8 million in the fourth quarter of 2017.

Income from operations in the fourth quarter of 2018 was $136.6 million, compared to $95.9 million in the third quarter of 2018, and $130.2 million in the fourth quarter of 2017. Operating margin was 15.2% in the fourth quarter of 2018, compared to 12.5% in the third quarter of 2018 and 11.7% in the fourth quarter of 2017.

Non-cash depreciation and amortization charges in the fourth quarter of 2018 were approximately $32.2 million, compared to $32.5 million in the third quarter of 2018 and $37.2 million in the fourth quarter of 2017. Non-cash equity compensation expense in the fourth quarter of 2018 was $2.4 million, compared to $2.5 million in the third quarter of 2018 and $2.2 million in the fourth quarter of 2017.

Interest expense in the fourth quarter of 2018 was $23.0 million, compared to $26.8 million in the third quarter of 2018 and $33.5 million in the fourth quarter of 2017.

Interest income in the fourth quarter of 2018 was $2.2 million, compared to $2.6 million in the third quarter of 2018 and $3.2 million in the fourth quarter of 2017.

The Company recorded a loss on change in fair value of derivatives in the fourth quarter of 2018 of $7.3 million, compared to a loss of $8.9 million in the third quarter of 2018 and a gain of $7.6 million in the fourth quarter of 2017. Foreign exchange gain in the fourth quarter of 2018 was $7.3 million, compared to a gain of $10.1 million in the third quarter of 2018, and a loss of $9.5 million in the fourth quarter of 2017.

Investment income in the fourth quarter of 2018 was $35.4 million, compared to $6.5 million in the third quarter of 2018 and a loss of $3.6 million in the fourth quarter of 2017. The sequential and year-over-year increase was primarily due to investment income of $40.4 million from sale of non-controlling interests in Tranquillity and Garland projects in the U.S. and Pirapora project portfolio in Brazil, partially offset by $5.0 million investment impairment charge.

Income tax expense in the fourth quarter of 2018 was $36.7 million, compared to $13.4 million in the third quarter of 2018 and $28.9 million in the fourth quarter of 2017.

Net income attributable to Canadian Solar in the fourth quarter of 2018 was $111.6 million, or $1.81 per diluted share, compared to $66.5 million, or $1.09 per diluted share, in the third quarter of 2018 and $61.4 million, or $1.01 per diluted share, in the fourth quarter of 2017.

Non-GAAP adjusted net income attributable to Canadian Solar in the fourth quarter of 2018 was $99.5 million, or $1.61 per diluted share. This excludes the impact of the CVD reversal, net of income tax effect. For a reconciliation of GAAP to non-GAAP results, see accompanying tables “Reconciliation of U.S. GAAP to Non-GAAP Financial Measures”.

Financial Condition

The Company had $941.0 million of cash, cash equivalents and restricted cash as of December 31, 2018, compared to $995.0 million as of September 30, 2018.

Accounts receivable, net of allowance for doubtful accounts, at the end of the fourth quarter of 2018 were $498.2 million, compared to $322.9 million at the end of the third quarter of 2018. Accounts receivable turnover in the fourth quarter of 2018 was 46 days, compared to 47 days in the third quarter of 2018.

Inventories at the end of the fourth quarter of 2018 were $262.0 million, compared to $322.0 million at the end of the third quarter of 2018. Inventory turnover in the fourth quarter of 2018 was 44 days, compared to 55 days in the third quarter of 2018.

Accounts and notes payable at the end of the fourth quarter of 2018 were $749.2 million, compared to $856.7 million at the end of the third quarter of 2018.

Short-term borrowings and long-term borrowings on project assets - current at the end of the fourth quarter of 2018 were $1.3 billion, compared to $1.9 billion at the end of the third quarter of 2018. Long-term borrowings at the end of the fourth quarter of 2018 were $393.6 million, compared to $120.2 million at the end of the third quarter of 2018.

Senior convertible notes totaled $127.4 million at the end of the fourth quarter of 2018, compared to $127.2 million at the end of the third quarter of 2018. The Company repaid the entire $127.5 million outstanding balance of senior convertible notes in February 2019.

Total borrowings directly related to the Company’s utility-scale solar power projects were $735.1 million at the end of the fourth quarter of 2018, compared to $1.07 billion at the end of the third quarter of 2018, a decrease of $334.3 million. Total debt at the end of the fourth quarter of 2018 was approximately $1.96 billion, compared to approximately $2.27 billion at the end of the third quarter of 2018, a decrease of approximately $310 million.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, commented: “2018 was a record year for us as our revenue, total module shipments and gross margin all exceeded our expectations for both the fourth quarter and full year 2018. Our integrated business strategy and commitment to profitability helped us achieve a new high for Canadian Solar, as we delivered net income of $3.88 per diluted share. The acceleration on the sale of certain solar power projects also positively contributed to the revenue and profit in 2018. However, this will reduce our project sales revenue and profit in 2019, as noted in our outlook. Our portfolio of solar power plants in operation as of February 28, 2019 was approximately 986 MWp, with an estimated total resale value of approximately $1.2 billion. Our portfolio of late-stage, utility-scale solar power projects as of February 28, 2019, including those under construction, was approximately 2.9 GWp. Our focus remains on downstream Energy Business where we can leverage our expertise and competitive advantage to deliver a higher return on investment. This includes consistently winning new projects in sought-after markets, reliably developing projects on time and on budget and leveraging our powerful global network of banking and investor partners. We are also pleased with our continued success in introducing innovative solar module products and expanding our services to engineering, procurement and construction (“EPC”), solar component sales and operation and maintenance (“O&M”).”

Dr. Huifeng Chang, Senior Vice President and Chief Financial Officer of Canadian Solar, added: “In addition to the quarterly and yearly record net income, we achieved a record quarterly gross margin of 30.1% or 28.3% excluding the benefit of the US CVD reversal, as we continued to capture the benefits of our operational cost and inventory controls, and capitalize on declining raw material prices. We continue to successfully execute on our project monetization efforts, with the completion of the fourth quarter 2018 sales of 470 MWp solar projects in the U.S., 247 MWp of solar power plants in China and our 20% interests in the 399 MWp Pirapora portfolio in Brazil. Our ability to successfully monetize our solar project assets, while profitably running our module business, has allowed us to strengthen our balance sheet, including an approximately 14% reduction in debt in the fourth quarter of 2018 compared to the third quarter and our repayment in February 2019 of the full $127.5 million outstanding balance of senior convertible notes. We are also actively redeploying capital into attractive project opportunities as we lay the groundwork for the Company’s future success.”

Utility-Scale Solar Project Pipeline

The Company divides its utility-scale solar project pipeline into two categories: an early-to-mid-stage pipeline and a late-stage pipeline. The late-stage pipeline primarily includes projects that have FITs or PPAs, and are expected to be built within the next four years. The Company cautions that some late-stage projects may not reach completion due to such as failure to secure permits and grid connection, and changes of host country political and economic conditions, among others.

Late-Stage Utility-Scale Solar Project Pipeline

As of February 28, 2019, the Company’s late-stage, utility-scale solar project pipeline, including those in construction, totaled approximately 2.9 GWp, with 1,210 MWp in the U.S., 476.2 MWp in Brazil, 368 MWp in Mexico, 295.1 MWp in Japan, 100 MWp in China and additional 450.1 MWp in Australia, Argentina, Canada, Taiwan, the Philippines, India, Malaysia, Italy and South Korea.

In the United States, the Company completed the sale of Garland and Tranquillity solar power plants totaling 260 MWp in October 2018. In December 2018, it completed the sale of the 210 MWp Mustang 2 solar power project to Solar Frontier Americas. Canadian Solar’s wholly-owned subsidiary Recurrent Energy will continue to develop Mustang 2 until it reaches construction later in 2019.  Also in December 2018, the Company signed both a 25-year power purchase agreement for the 63 MWac/88 MWp Stanford Solar Generating Station #2 project with Stanford University and a long-term power purchase agreement on a 310 MWp project in Texas with a leading commercial and industrial customer.

As of February 28, 2019, the Company’s late-stage, utility-scale solar project pipeline in the U.S.* totaled 1,210 MWp as detailed in the table below.

Project	MWp	Storage (MWh)	Location	Status	Expected COD
Gaskell West 2	147	N/A	California	Development	2020
Pflugerville	185	N/A	Texas	Development	2020
Texas Project	280	N/A	Texas	Development	2020
Texas Project 2	310	N/A	Texas	Development	2020
Slate	200	180	California	Development	2021
Stanford Solar Generating Station #2	88	N/A	California	Development	2021
Total	1,210

*The above late-stage, utility-scale solar project pipeline in the U.S. does not include the 100 MWac Sunflower project located in Mississippi. In November 2018, the Company entered into a build-to-transfer agreement with Entergy Mississippi on the Sunflower project. As part of the agreement, Entergy Mississippi will serve as both project owner and electricity off-taker once the project is constructed and transferred to them. This build-to-transfer agreement is pending approval by the Mississippi Public Service Commission.

In Japan, as of February 28, 2019, the Company’s late-stage, utility-scale solar project pipeline, for which interconnection agreements and FIT have been secured, totaled approximately 295.1 MWp, including 97.7 MWp under construction and 197.4 MWp under development.

The Japan Ministry of Economy Trade and Industry (METI) finalized the rule change to the FIT program for 32, 36 and 40 yen projects that are not operational. The Company’s current pipeline of 295.1MWp in Japan reflects the anticipated impact of the final rule change.

The table below sets forth the expected COD schedule of the Company’s late-stage utility-scale solar power projects in Japan, as of February 28, 2019:

Expected COD Schedule (MWp)

2019	2020	2021 and Thereafter	Total
67.7	48.9	178.5	295.1

In Brazil, as of February 28, 2019, the Company has a 476.2MWp late-stage, utility-scale solar project pipeline as detailed in the table below.

Project	MWp	Location	Status	Expected COD
Francisco Sa	122.2	Minas Gerais	Development	2021
Jaiba	97.3	Minas Gerais	Development	2021
Lavras	144.7	Ceara	Development	2021
Salgueiro	112	Pernambuco	Development	2020
Total	476.2

In Mexico, as of February 28, 2019, the Company has a 368MWp late-stage, utility-scale solar project pipeline as detailed in the table below.

Project	MWp	Location	Status	Expected COD
EL Mayo	124	Sonora	Development	2021
Horus	119	Aguascalientes	Development	2020
Tastiota	125	Sonora	Development	2020
Total	368

In China, as of February 28, 2019, the Company’s late-stage power pipeline was 100 MWp.

Solar Power Plants in Operation

In addition to its late-stage, utility-scale solar project pipeline, as of February 28, 2019, the Company had a portfolio of utility-scale, solar power plants in operation totaling 986.3 MWp. The Company records these power plants on the balance sheet as “project assets (build to sell)”, “assets held-for-sale” and “solar power systems, net (build to own)”. The proceeds of sale of projects recorded as “project assets (build to sell)” on the balance sheet will be recorded as revenue in the income statement once revenue recognition criteria are met. The gain or loss from the sale of projects recorded as “assets held-for-sale” and “solar power systems, net (build to own)” on the balance sheet will be recorded within “other operating income (expenses)” in the income statement.

The table below sets forth the Company’s total portfolio of utility-scale, solar power plants in operation, as of February 28, 2019:

U.S.		Japan	China	India	Mexico	Others	Total
340.1	*	89.4	369.6	90.1	68	29.1	986.3

*The Company has signed with a buyer to sell the 134 MWp Mustang solar power plant and are now waiting for regulatory approval.

Manufacturing Capacity

The table below sets forth the Company’s manufacturing capacity expansion plan for 2019.

Manufacturing Capacity (MW)

	31-Dec-18	30-Jun-19	31-Dec-19
Ingot	1,650	1,650	1,650
Wafer	5,000	5,000	5,000
Cell	6,300	7,800	9,300
Module	8,880	9,130	11,200

The Company’s manufacturing capacity expansion plan is subject to change based on market conditions.

Business Outlook

The Company’s business outlook is based on management’s views and estimates with respect to market conditions, production capacity, the current order book and the global economic environment. This outlook is subject to uncertainty on final customer demand, solar project construction and sale schedules. Management’s views and estimates are subject to change without notice.

For the first quarter of 2019, the Company expects total solar module shipments to be in the range of approximately 1.3 GW to 1.4 GW, including approximately 50 MW of shipments to the Company’s utility-scale solar power projects that may not be recognized as revenue in first quarter 2019. Total revenue for the first quarter of 2019 is expected to be in the range of $450 million to $480 million. Gross margin for the first quarter is expected to be between 16% and 18%. The Company expects the net profit for the first quarter of 2019 to be low or negative, primarily due to typical lower production and sales volume during the Chinese New Year holiday, IT upgrade, a lower module ASP, decreased sales of solar power projects compared to previous quarters, and an expected foreign exchange loss due to the appreciation of the Chinese RMB against the U.S. dollar.

For the full year 2019, the Company expects total module shipments to be in the range of approximately 7.4 GW to 7.8 GW. Total revenue for the full year 2019 is expected to be in the range of $3.5 billion to $3.8 billion. The full year revenue guidance reflects the impact of an expected lower module ASP and lower revenue from solar project sales. While the profit in subsequent quarters will likely recover from the first quarter of 2019 level, as module and project sales increase, the Company currently expects its net profit for 2019 to be lower than 2018.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar commented: “We had an exceptional year in 2018, with close to 140% growth of net profit from the 2017 level. This clearly demonstrated our global leadership position, the winning model of our solar project business, and the benefits of our manufacturing business strategy. As we discussed previously, the acceleration of certain high profit project sales also contributed to our success in 2018. This acceleration, however, will result in a reduction in solar project sale revenue and profit in 2019.  And while we have a strong 2.9 GWp late-stage solar project pipeline, due to the typical project development cycle, we expect to realize sales for the majority of these late-stage projects in 2020 or later. This will likely create a temporary pullback in 2019 compared to 2018. We also expect lower profit from our module manufacturing business, partly due to higher costs caused by the appreciation of the Chinese RMB against the U.S. dollar and Euro over the past few months. Such cost increases would normally be offset by an adjustment of module ASP or by the cost reduction through technology improvements but that process takes time.”

Dr. Shawn Qu continued, “Overall, while we expect 2019 financial results to be lower than 2018 due to the timing issues noted, this does not change our view on the long-term health, growth and profitability of our core business.  We expect a rebound in project sales in 2020 and beyond given our robust project pipeline. Our focus on new solar module technologies, innovative products and premium channels will also help the Company maintain its competitive edge in its Module and Solar System business. We will continue to focus on delivering improved results and maximizing shareholder value.”

Recent Developments

On February 15, 2019, Canadian Solar announced that it won three solar power contracts with Alberta’s Ministry of Infrastructure, for a total of 94 megawatts (MWp) of solar power systems in southeast Alberta, at an average contracted PPA price of C$48.05 per MWh.

On February 14, 2019, Canadian Solar announced that its first solar power project of 68 MWp in Mexico started commercial operations in January 2019.

On January 31, 2019, Canadian Solar announced that it secured a 295 million Brazilian reais (US$80 million) financing from Banco do Nordeste S.A. for the 114 MWp Salgueiro solar power project in the northeast state of Pernambuco, Brazil.

On January 17, 2019, Canadian Solar announced that it was selected by Edify Energy and Octopus Investments to partner with Signal Energy and jointly provide EPC services for the 333 MWp/275 MWac Darlington Point Solar Farm in New South Wales, Australia. Canadian Solar will supply solar modules for the project.

On January 10, 2019, Canadian Solar announced that, as of December 31, 2018, it had shipped accumulatively 2.6 GW of high efficiency anti-LeTID PERC solar modules worldwide. This represents a significant milestone in Canadian Solar’s continuous efforts in developing and delivering high-efficiency and high-quality solar modules.

On January 9, 2019, Canadian Solar announced that it completed the closing of its first equity securitization in Japan and successfully raised JPY6.3 billion (US$58 million) from a diversified mix of Japanese and Korean institutional investors in its inaugural offering of equity-backed securities of Canadian Solar Securitized Green Equity Trust 1. Proceeds from the offering were originally deployed to acquire Canadian Solar’s 34MWp operating solar portfolio, comprising the 23.8MWp Smart Solar Yamaguchi-Aio Solar Power Plant and the 10.2MWp CSJ Kamikitagun Rokunohemachi Solar Power Plant. Canadian Solar recognized revenue from sale of the plants in the third and fourth quarter of 2018. This transaction is the first equity securitization in the world to be backed by long-term contracted solar assets.

On January 7, 2019, Canadian Solar announced that it completed the sale of the 18 MWp portfolio of PMGD solar power projects, developed under Chile’s Small Distributed Generation Means to Sonnedix in December 2018.

On December 21, 2018, Canadian Solar announced that it completed the sale of its remaining 20% interest in the 399 MWp Pirapora solar complex in Brazil to Omega Geracao S.A. Canadian Solar had previously sold an 80% interest in the portfolio to EDF Renewables at construction-ready stage.

On December 18, 2018, Canadian Solar announced that its wholly-owned subsidiary, Recurrent Energy, LLC, had completed the sale of its 150 MWac/210 MWp Mustang Two solar project to Solar Frontier Americas.

On December 17, 2018, Canadian Solar announced that it entered into a 10-year power purchase agreement with TrailStone GmbH for the electricity produced by a 17.6 MWp solar PV plant portfolio in Sicily, Italy. The portfolio is jointly owned by Canadian Solar (51%) and Manni Energy (49%).

On December 14, 2018, Canadian Solar announced that it had achieved financial close on a $69.0 million non-recourse project financing for the 67.8 MWp Aguascalientes solar power project in Mexico.

On December 12, 2018, Canadian Solar announced that it secured a $50 million non-recourse project financing for its 100.1 MWp solar power project in Cafayate, Salta Province, Argentina.

On December 3, 2018, Canadian Solar announced that its wholly-owned subsidiary, Recurrent Energy, LLC, had signed a 25-year power purchase agreement for the 63 MWac/88 MWp Stanford Solar Generating Station #2.

On November 26, 2018, Canadian Solar announced that the 399 MWp Pirapora solar complex in Brazil, jointly owned by the Company (20%) and EDF Renewables (80%), had successfully raised a total of 1.39 billion Brazilian reais (US$373 million) via multiple project finance sources.

On November 14, 2018, Canadian Solar announced that it delivered 10 MW bifacial PV modules — BiKuCS3U-PB-AG — to Neighborhood Power for four solar power projects near Portland, Oregon. This represents the first significant delivery of bifacial solar PV modules into the U.S.

On November 8, 2018, Canadian Solar announced that its wholly-owned subsidiary, Recurrent Energy, LLC, signed a build-transfer agreement with Entergy Mississippi for a 100 MWac solar photovoltaic project for a base purchase price of approximately $138.4 million.

On November 5, 2018, Canadian Solar announced that the Board of Directors’ Special Committee completed its review of a proposed “going private” transaction. The Company will continue to operate its two principal reportable businesses, the MSS and Energy segments, under one publicly-listed corporate umbrella, while focusing on ways to further build shareholder value.

Appointment of Independent Director

The Company appointed of Arthur (Lap Tat) Wong as an independent director of the Company, effective March 8, 2019, which increased the size of the Board of Directors from five to six directors. Mr. Wong currently serves as an independent director and chair of the audit committee of China Automotive Systems, Inc. (NASDAQ: CAAS), Daqo New Energy Corp. (NYSE: DQ), and China Maple Leaf Educational Systems Limited (HKSE: 1317).  From 1982 to 2008, Mr. Wong held various positions with Deloitte Touche Tohmatsu (Deloitte) in Hong Kong, San Jose and Beijing, with his last position as a partner in Deloitte’s Beijing office. He subsequently served as the Chief Financial Officer at a variety of companies. Mr. Wong received a Higher Diploma in Accountancy from Hong Kong Polytechnic University and a Bachelor of Science degree in Applied Economics from University of San Francisco. He is a fellow of the Hong Kong Institute of Certified Public Accountants; a fellow of the Association of Chartered Certified Accountants; and a member of the American Institute of Certified Public Accountants.

Conference Call Information

The Company will hold a conference call at 8:00 a.m. U.S. Eastern Daylight Time on March 21, 2019 (8:00 p.m., March 21, 2019 in Hong Kong) to discuss the Company’s fourth quarter and full year 2018 results and business outlook. The dial-in phone number for the live audio call is +1 866 519 4004 (toll-free from the U.S.), +852-3018-6771 (local dial-in from HK) or +1 845-675-0437 (from international locations). The passcode for the call is 7693309.  A live webcast of the conference call will also be available on the Investor Relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 8:00 a.m. U.S. Eastern Daylight Time on Friday, March 29, 2019 (8:00 p.m., March 29, 2019 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from HK) or +1-646-254-3697 (from international locations), with passcode 7693309.  A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest and foremost solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 18 years, Canadian Solar has successfully delivered over 32 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2018. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017

Net revenues	$901,041	$767,970	$1,108,764	$3,744,512	$3,390,393
Cost of revenues	629,732	567,579	890,211	2,969,430	2,752,795

Gross profit	271,309	200,391	218,553	775,082	637,598

Operating expenses:
Selling expenses	44,372	38,423	39,935	165,402	156,032
General and administrative expenses	81,309	58,862	69,650	245,376	230,998
Research and development expenses	15,417	10,143	8,564	44,193	28,777
Other operating income	(6,353)	(2,941)	(29,756)	(44,546)	(47,554)
Total operating expenses	134,745	104,487	88,393	410,425	368,253

Income from operations	136,564	95,904	130,160	364,657	269,345
Other income (expenses):
Interest expense	(23,003)	(26,839)	(33,487)	(106,032)	(117,971)
Interest income	2,180	2,567	3,180	11,207	10,477
Gain (loss) on change in fair value of derivatives	(7,256)	(8,881)	7,565	(19,230)	(272)
Foreign exchange gain (loss)	7,328	10,112	(9,541)	6,529	(23,449)
Investment income (loss)	35,416	6,528	(3,607)	41,361	(3,607)
Other expenses, net	14,665	(16,513)	(35,890)	(66,165)	(134,822)

Income before income taxes and equity in earnings (loss) of unconsolidated investees	151,229	79,391	94,270	298,492	134,523
Income tax expense	(36,684)	(13,423)	(28,940)	(61,969)	(40,951)
Equity in earnings (loss) of unconsolidated investees	(445)	2,504	(2,550)	5,908	9,411
Net income	114,100	68,472	62,780	242,431	102,983

Less: Net income attributable to non-controlling interests	2,516	1,932	1,378	5,361	3,411

Net income attributable to Canadian Solar Inc.	$111,584	$66,540	$61,402	$237,070	$99,572

Earnings per share - basic	$1.89	$1.14	$1.05	$4.02	$1.71
Shares used in computation - basic	59,160,338	58,526,275	58,486,391	58,914,540	58,167,004
Earnings per share - diluted	$1.81	$1.09	$1.01	$3.88	$1.69
Shares used in computation - diluted	62,356,019	61,937,187	61,936,162	62,291,670	61,548,158

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2018	2017	2018	2017
Net Income	114,100	68,472	62,780	242,431	102,983
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	(38,399)	26,709	3,395	(50,577)	39,305
Gain (loss) on changes in fair value of derivatives	(3,416)	2,464	296	6,094	(2,090)
Loss on de-recognition of commodity hedge and interest rate swap	(8,752)	—	—	(8,752)	—
Comprehensive income	63,533	97,645	66,471	189,196	140,198
Less: comprehensive income attributable to non-controlling interests	1,189	4,844	2,034	8,241	2,846
Comprehensive income attributable to Canadian Solar Inc.	62,344	92,801	64,437	180,955	137,352

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of US Dollars)

	December 31,	December 31,
	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$444,298	$561,679
Restricted cash - current	480,976	617,761
Accounts receivable trade, net	498,231	358,091
Contract assets	38	1,253
Amounts due from related parties	16,740	26,102
Inventories	262,022	346,092
Value added tax recoverable	107,222	94,503
Advances to suppliers - current	37,011	61,399
Derivative assets - current	4,761	16,200
Project assets - current	933,563	1,523,342
Assets held-for-sale	—	182,797
Prepaid expenses and other current assets	289,459	296,084
Total current assets	3,074,321	4,085,303
Restricted cash - non-current	15,716	10,695
Property, plant and equipment, net	884,986	747,235
Solar power systems, net	54,898	63,964
Deferred tax assets, net	121,087	131,796
Advances to suppliers - non-current	48,908	38,325
Prepaid land use right	65,718	78,649
Investments in affiliates	126,095	414,215
Intangible assets, net	14,903	10,986
Goodwill	1,005	6,248
Derivatives assets - non-current	3,216	10,911
Project assets - non-current	352,200	148,170
Other non-current assets	129,605	143,130
TOTAL ASSETS	$4,892,658	$5,889,627

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of US Dollars)

	December 31,	December 31,
	2018	2017
Current liabilities:
Short-term borrowings	$1,027,927	$1,608,962
Long-term borrowings on project assets - current	265,770	348,793
Accounts payable	379,462	402,964
Notes payable	369,722	572,631
Amounts due to related parties	16,847	6,023
Other payables	408,013	315,321
Convertible notes	127,428	—
Contract liabilities	39,024	51,739
Derivative liabilities - current	13,698	6,121
Liabilities held-for-sale	—	185,872
Tax equity liabilities	158,496	407,683
Other current liabilities	141,970	201,903
Total current liabilities	2,948,357	4,108,012
Accrued warranty costs	50,605	55,659
Convertible notes	—	126,476
Long-term borrowings	393,614	404,341
Amounts due to related parties	568	—
Derivatives liabilities - non-current	—	359
Liability for uncertain tax positions	20,128	9,264
Deferred tax liabilities - non-current	35,698	5,562
Loss contingency accruals	24,608	25,682
Financing liabilities - non-current	77,835	12,243
Other non-current liabilities	68,400	82,254
Total LIABILITIES	3,619,813	4,829,852
Equity:
Common shares	702,931	702,162
Additional paid-in capital	10,675	417
Retained earnings*	622,016	383,681
Accumulated other comprehensive loss	(110,149)	(54,034)
Total Canadian Solar Inc. shareholders’ equity	1,225,473	1,032,226
Non-controlling interests in subsidiaries	47,372	27,549
TOTAL EQUITY	1,272,845	1,059,775
TOTAL LIABILITIES AND EQUITY	$4,892,658	$5,889,627

Note: * The Company, starting from January 1, 2018, adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASC 606), using the modified retrospective method. The reported results for year 2018 reflect the adoption of ASC 606, while the reported results for year 2017 were prepared under the previous revenue recognition guidance. The adoption of ASC 606 has no material impact on the revenue recognition for 2018. The cumulative-effect adjustment to the beginning balance of retained earnings on January 1, 2018 was an increase of $1.3 million from $383.7 million to $385.0 million, related to variable consideration recognized for project sales in year 2017.

About Non-GAAP Financial Measures

To supplement its financial disclosures presented in accordance with GAAP, the Company uses non-GAAP measures which are adjusted from the most comparable GAAP measures for certain items as described below. The Company presents non-GAAP net income and diluted earnings per share so that readers can better understand the underlying operating performance of the business before the impact of AD/CVD true-up provisions in 2018 and AD/CVD true-up provision, LDK provision and gain from insurance compensation in 2017. The non-GAAP numbers are not measures of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to other measures determined in accordance with GAAP. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited.

Reconciliation of U.S. GAAP to Non-GAAP financial measures

Statement of Operations Data:

(In Thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31, 2018	September 30, 2018	December 31, 2018	December 31, 2017

GAAP net income attributable to Canadian Solar Inc.	111,584	66,540	237,070	99,572
Non-GAAP income adjustment items:
AD/CVD provision reversal	(16,098)	(8,271)	(50,172)	(57,602)
LDK provision	—	—	—	8,615
Gain from insurance compensation	—	—	—	(15,238)
Tax impact	3,995	2,053	12,452	24,227
Non-GAAP net income attributable to Canadian Solar Inc.	99,481	60,322	199,350	59,574

GAAP income per share-diluted	1.81	1.09	3.88	1.69
Non-GAAP income per share-diluted	1.61	0.99	3.28	0.97
Shares used in computation — diluted	62,356,019	61,937,187	62,291,670	61,548,158